UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                               AMENDMENT #1

                Under the Securities Exchange Act of 1934


                Caneum, Inc. (formerly SaiphT Corporation)
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to purchase common stock
                      (Title of Class of Securities)


                                79378M 10 9
                              (CUSIP Number)


                            Sukhbir Singh Mudan
                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 14, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 79378M 10 9

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sukhbir Singh Mudan

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          333,333(1)
     8.   Shared Voting Power        -0-
     9.   Sole Dispositive Power     333,333(1)
     10.  Shared Dispositive Power   -0-

     (1) Includes 83,333 shares underlying options that are exercisable within 60 days. The Reporting Person was granted a total of 1,000,000 options on August 14, 2003 that vest as follows: (i) one-twelfth (1/12th) immediately; (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; and (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     333,333

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     11.0%

14.  Type of Reporting Person (See Instructions)

     IN

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Item 1.  Security and Issuer

     Common Stock, par value $.001, and options to purchase common stock Caneum, Inc. (formerly SaiphT Corporation), a Nevada corporation 170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.  Identity and Background

     (a)  Sukhbir Singh Mudan
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  President and Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration

     The options were granted for performance by the Reporting Person.

Item 4.   Purpose of Transaction

     The securities were acquired as compensation for performance by the Reporting Person. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  333,333 shares             11.0%
     (b)  Sole Voting Power          333,333(1)
          Shared Voting Power        -0-
          Sole Dispositive Power     333,333(1)
          Shared Dispositive Power   -0-

          (1) Includes 83,333 shares underlying options that are exercisable within 60 days. The Reporting Person was granted a total of 1,000,000 options on August 14, 2003 that vest as follows: (i) one-twelfth (1/12th) immediately; (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; and (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan.

     (c)  Not Applicable
     (d)  Not Applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.  Material to Be Filed as Exhibits

     None

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                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 19, 2003

/s/ Sukhbir Singh Mudan
Signature

Sukhbir Singh Mudan
Name/Title


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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